UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

For the semi-annual period ended June 30, 2024

NV REIT LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-12089

Delaware	88-4084839
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

5227 N. 7th Street, Phoenix, AZ, 85014	(602) 714-1555
(Address of principal executive offices)	Issuer’s telephone number, including area code

Item 1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Results

NV REIT LLC, a Delaware limited liability company, which we refer to as the “Company” was formed on September 7, 2022, to invest in multifamily real estate projects in and around metropolitan areas. As of June 30, 2024, the Company had invested a total of $2,234,648 in 1 Type A project and $584,400 in 1 Type B Project real estate project:

Name of Project	Amount of Investment	Nature of Investment
407 N Williams St. Mesa, AZ 85203	$2,234,648	Equity
Venture on 17th LLC	$584,400	Equity

As of June 30, 2024, we had cash balances, including cash equivalents, of $141,322 and the book value of our assets was $4,320,197.

The Company offered to the public shares of its Class A Investor Shares pursuant to an offering under Regulation A (the “Offering”) and an Offering Circular dated December 19, 2022 (the “Offering Circular”). The Offering Circular is available through the SEC’s EDGAR site, www.sec.gov/edgar, and may also be obtained by contacting the Company. The Offering was qualified by the SEC on January 9, 2023. Since qualification as of June 30, 2024, we have raised $2,939,967 in the Offering.

During the period from January 1, 2024, through June 30, 2024, the Company received the following distributions from these projects:

Venture on Williams	$166,244.00	100%

Total	$166,244.00	100%

During the period from January 1, 2024, through June 30, 2024 (the “Operating Period”), the Company distributed $54,858 in cash to its shareholders.

Liquidity & Capital Resources

The Company offered to the public shares of its Class A Investor Shares pursuant to an offering under Regulation A (the “Offering”) and an Offering Circular dated December 19, 2022 (the “Offering Circular”) pursuant to which we offered to sell up to $75,000,000 of Class A interests. The Offering Circular is available through the SEC’s EDGAR site, www.sec.gov/edgar, and may also be obtained by contacting the Company. The Offering was qualified by the SEC on January 9, 2023.

For the most part, we will use (and have used) the proceeds of the Offering to buy, renovate (where necessary), and operate a portfolio of real estate properties. We also expect to borrow money to finance a portion of the costs of buying and renovating property.

We have certain fixed operating expenses regardless of whether we are able to raise substantial funds in the Offering. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to pay dividends.

Trend Information

During the Operating Period, the Company was faced with many challenges and opportunities.

●	Our primary market risk is interest rate risk. To mitigate this risk, our Manager follows certain practices such as investing in Arizona multifamily markets with strong fundamentals. This includes markets with high occupancy rates, job growth, and rising incomes. These markets are more likely to be able to support higher rents, even if interest rates rise.

●	Investment capital flowing into multifamily has increased substantially, making it increasingly competitive to source attractive investment opportunities. Additionally, rising interest rates may negatively impact the selling price of certain of our assets.

●	Arizona, and Phoenix in particular, faces challenges related to water scarcity. This could impact the long-term sustainability of the city’s growth and development, including the multifamily housing market.

●	While we expect at least some of these trends to continue in the short term, we believe there is significant cause for optimism regarding the Company’s potential moving forward.

Among these reasons are the following factors:

o	Phoenix has experienced significant job growth in recent years, driven by the technology, healthcare, and manufacturing industries. This growth has attracted a large number of people to the area, increasing demand for housing, including multifamily units.

o	Millennials and Gen Z: These generations are more likely to rent than own homes, especially in high-cost cities. This trend is driving the growth of the multifamily housing market.

o	Remote Work and Lifestyle Changes: The rise of remote work has allowed people to live in more affordable suburban or rural areas, but many still prefer the amenities and social aspects of city living. This trend is driving demand for multifamily housing in secondary cities and suburbs.

o	Compared to other major cities, Phoenix is still relatively affordable, making it an attractive destination for both residents and businesses. This has contributed to the strong growth of the multifamily housing market..

Although we have no way of knowing if these trends will continue in the future, we believe that the balance of the evidence shows favorable operating conditions for the Company moving forward.

Item 2

Other Information

None.

Item 3

Financial Statements

NV REIT, LLC

A DELAWARE LIMITED LIABILITY COMPANY

FINANCIAL STATEMENTS

UNAUDITED

June 30, 2024

NV REIT, LLC

NV REIT, LLC

CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2024	2023
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$141,322	28,651
Accounts receivable	5,970	5,971
Due from related party	60,194	43,307
Prepaid expense	-	3,170
Total current assets	207,486	81,099
Investments	584,400	546,400
Real estate assets, net	3,522,611	3,570,313
Deposits	5,700	1,808
Deferred offering costs	-	61,487
Total assets	$4,320,197	$4,261,107

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$11,695	$5,414
Due to related parties	188,048	307,163
Unearned Income	22,471	17,236
Total current liabilities	222,214	329,814
Loans, net	2,691,090	2,714,155
Total Liabilities	2,913,304	3,043,969

Members’ equity (deficit):
Common shares	-	-
Investor shares, 31853 and 27,806 shares outstanding as of June 30, 2024 and December 31, 2023 respectively	2,939,967	2,524,692
Additional paid-in capital	1,049,568	1,111,056
Accumulated deficit	(2,582,642)	(2,418,610)
Total members’ equity (deficit)	1,406,893	1,217,138
Total liabilities and members’ equity (deficit)	$4,320,197	$4,261,107

See accompanying notes, which are an integral part of these financial statements.

NV REIT, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023 (UNAUDITED)

	Six Months Ended
	June 30,
	2024	2022

Revenue	$166,244	24,476
Gross profit (loss)	166,244	24,476

Operating expenses:
Sales and marketing	12,420	24,840
General and administrative	105,376	81,384
Management Fee	29,760	15,610
Repairs and maintenance	37,986	-
Property Management Fees	13,528	-
Utilities	6,850	-
Depreciation	47,702	-
Total operating expenses	253,622	121,834
Income (loss) from operations	$(87,378)	$(97,358)

Other income (expense):
Interest expense	(57,371)	-
Investment income	35,575	-
Total other income (expense)	(21,796)	-

Net loss	$(109,174)	$(97,358)

Weighted averages shares	27,825	18,110
Net loss per share	$(3.92)	$(5.38)

See accompanying notes, which are an integral part of these financial statements.

NV REIT, LLC

CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS’ EQUITY (DEFICIT)

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023 (UNAUDITED)

					Additional		Total Members’
	Common Shares		Investor Shares		Paid-in	Accumulated	Equity
	Share	Amount	Share	Amount	Capital	Deficit	(Deficit)
Balances at December 31, 2022	-	-	-	-	$1,111,056	$(124,695)	$986,361
Issurance of investor shares for proceeds	-	-	-	2,231,600	-	-	2,231,600
Contributions	-	-	-	-	-	-	-
Distributions	-	-	-	-	-	(7,984)	(7,984)
Net Income	-	-	-	-	-	(97,358)	(97,358)
Balances at June 30, 2023	-	$-	-	$2,231,600	$1,111,056	$(230,037)	$3,112,619

Balances at December 31, 2023	-	$-	27,806	$2,524,692	$1,111,056	$(2,418,610)	$1,217,138
Issurance of investor shares for proceeds	-	-	4,237	434,275	-	-	434,275
Contributions			(190)	(19,000)	-	-	(19,000)
Distributions	-	-	-	-	-	(54,858)	(54,858)
Deferred offering costs	-	-	-	-	(61,488)	-	(61,488)
Net loss	-	-	-	-	-	(109,174)	(109,174)
Balances at June 30, 2024	-	$-	31,853	$2,939,967	$1,049,568	$(2,582,642)	$1,406,893

See accompanying notes, which are an integral part of these financial statements.

NV REIT, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023 (UNAUDITED)

	Six Months Ended
	June 30,
	2024	2023
Cash flows from operating activities:
Net loss	$(109,174)	$(97,358)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	47,702	-
Amortization of debt discount	3,373	-
Change in operating assets and liabilities:
Prepaid expenses and other assets	3,170	-
Accounts payable and accrued expenses	6,281	(18,298)
Deposits	(3,892)	-
Unearned income	5,235	-
Net cash provided by operating activities	(47,306)	(115,656)
Cash flows from investing activities:
Purchase of investments	(38,000)	(2,334,648)
Net cash used in investing activities	(38,000)	(2,334,648)
Cash flows from financing activities:
Net advances (to) from related parties	(136,002)	309,107
Repayment of loans	(26,438)	-
Issuance of shares for proceeds	434,275	2,231,600
Redemption of shares	(19,000)	-
Distributions	(54,858)	(7,984)
Net cash provided by financing activities	197,977	2,532,723
Net change in cash	112,671	82,419
Cash and cash equivalents at beginning of year	28,651	-
Cash and cash equivalents at end of year	$141,322	$82,419

Supplement information for cash flow activities
Cash paid for interest	$-	$-
Cash paid for taxes	$-	$-

See accompanying notes, which are an integral part of these financial statements.

NV REIT, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023

NOTE 1: NATURE OF OPERATIONS

NV REIT, LLC (the “Company”) is a Delaware limited liability company formed on September 7, 2022 under the laws of Delaware. The Company was formed to invest in real estate projects using crowdfunding to expand the audience to potential non-accredited investors. The projects are mostly in and around primary cities. The primary focus will be to invest in stabilized multifamily real estate.

On February 28, 2023, the Company acquired 100% of the membership interests of Venture on Williams, LLC (“Williams”), a Delaware limited liability company, for $2,234,648. Williams was formed to invest in a real estate property located at 407 N. Williams in Mesa, Arizona. Williams was formed by the Company’s management and had common management and control at the time of the acquisition. As such, the Company accounted for the acquisition as a transaction under common control and the consolidated financial statements have been prepared using retrospective consolidation of the entities

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted a calendar year as its fiscal year.

In accordance with ASC 805-50-15-6, the Company determined that the acquisition of Williams was a reorganization of entities under common control. Therefore, in accordance with ASC 250-10-45-21 and ASC 805-50 the financial statements require retrospective consolidation of the entities for all periods presented. As per ASC 810-10-45-10, all intercompany transactions and balances from intercompany transactions are eliminated in consolidation.

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable

Accounts receivables are derived from rental income services and are stated at their net realizable value. Each month, the Company reviews its receivables on a customer-by-customer basis and evaluates whether an allowance for doubtful accounts is necessary based on any known or perceived collection issues. Any balances that are eventually deemed uncollectible are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

NV REIT, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 – Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

Except as discussed below, the carrying amounts reported in the financial statements approximate their fair value.

Investment in Venture on 17th

On August 24, 2023, the Company invested in Venture on 17th LLC, an Arizona limited liability company (the “Project Entity”). Since then, the nature of the Company’s investment in the Project Entity has changed from a limited liability company interest to a debt instrument. The Company loaned a total of $584,400 to the Project Entity, representing the full amount invested in the Project Entity so far. The loan matures on the earlier of December 26, 2026, or upon the sale or dissolution of the real estate project owned by the Project Entity. The loan bears interest at 15% per year. Interest is payable monthly, with all principal and accrued interest due at maturity.

The investment in the Project Entity was accounted for as Level 3 instrument. As of June 30, 2024 and December 31, 2023, the Company determined that cost approximated fair value of the investment, and as such, included $584,400 and $546,400, respectively on the consolidated balance sheets. As such, there was no change in fair value recorded.

The Company evaluated the fair value at June 30, 2024 and determined no impairment was necessary.

For the six months ended June 30, 2024, the Company recognized $35,575 in investment income pertaining to the Project Entity

Real Estate Held for Investment

Real estate assets will be stated at the lower of depreciated cost or fair value, if deemed impaired. Major replacements and betterments are capitalized and depreciated over their estimated useful lives. Depreciation is computed on a straight-line basis over the useful lives of the properties. We will continually evaluate the recoverability of the carrying value of our real estate assets using the methodology prescribed in ASC Topic 360, “Property, Plant and Equipment.” Factors considered by management in evaluating impairment of its existing real estate assets held for investment include significant declines in property operating profits, annually recurring property operating losses and other significant adverse changes in general market conditions that are considered permanent in nature. Under ASC Topic 360, a real estate asset held for investment is not considered impaired if the undiscounted, estimated future cash flows of an asset are greater than the carrying value.

The Company’s real estate includes the cost of the purchased property, including the building and related land. The Company allocates certain capitalized title fees and relevant acquisition expenses to the capitalized costs of the building. The Company allocates the land value of each acquired property using a third-party valuation. All capitalized property costs, except for the value attributable to the land, are depreciated using the straight-line method over the estimated useful life of 29.5 years.

NV REIT, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023

Real Estate Held for Sale

We may periodically classify real estate assets as held for sale. An asset is classified as held for sale after the approval of management and after an active program to sell the asset has commenced. Upon the classification of a real estate asset as held for sale, the carrying value of the asset is reduced to the lower of its net book value or its estimated fair value, less costs to sell the asset. Subsequent to the classification of assets as held for sale, no further depreciation expense is recorded.

Real estate assets held for sale will be stated separately on the consolidated balance sheet. Upon a decision to no longer market as an asset for sale, the asset is classified as an operating asset and depreciation expense is reinstated. A gain or loss on the sale of a property will be recorded in the consolidated statement of operations.

Cost Capitalization

A variety of costs are incurred in the acquisition and development of properties such as costs of acquiring a property development costs, construction costs, interest costs, real estate taxes, salaries and related costs and other costs incurred during the period of development. After determination is made to capitalize a cost, it is allocated to the specific component of a project that is benefited. Determination of when a development project is substantially complete, and capitalization must cease involves a degree of judgment. Our capitalization policy on development properties is guided by ASC Topic 835-20 “Interest – Capitalization of Interest” and ASC Topic 970 “Real Estate – General.” We cease capitalization on costs upon completion.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed. As of June 30, 2024, the Company had charged $61,487 to additional paid-in capital upon completion of the Company’s offering.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company recognizes rental income evenly on a monthly basis when earned. During the six months ended June 30, 2024 and 2023, the Company recognized rental income of $166,244 and $24,476, respectively.

Unearned Income

The Company receives security deposits from rental tenants upfront at the beginning of the lease and prepaid rent. The Company records the deposits as unearned income and will be recognized as revenue or returned to the tenant at the end of the lease term.

Acquisition Fees

Acquisition fees on potential new real estate acquisition are expensed as incurred. In 2023, the Company had $100,000 in acquisition fees.

Income Taxes

The Company and its subsidiary are limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to the members on their individual tax returns.

NV REIT, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statement, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception.  The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Earnings/(Loss) per Membership Interest

Upon completion of an offering, the Company complies with the accounting and disclosure requirement of ASC Topic 260, “Earnings per Share.” Earnings/(loss) per membership interest (“EPMI”) is computed by dividing net income/(loss) by the weighted average number of outstanding membership interests during the period

NOTE 3: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has an accumulated deficit of $2,582,642 as of June 30, 2024 and incurred net losses of $109,174 and $97,358 for the six months ended June 30, 2024 and 2023, respectively. As of June 30, 2024, the Company has $141,322 in cash and a working capital deficit of $47,306. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company’s ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: REAL ESTATE ASSETS, NET

The following is a summary of real estate assets, net:

	June 30,	December 31,
	2024	2023
Building and building improvements	$2,623,604	$2,623,604
Land	1,000,000	1,000,000
Land improvements	190,840	190,840
Total cost	3,814,444	3,814,444
Accumulated depreciation	(291,833)	(244,131)
Real estate assets, net	$3,522,611	$3,570,313

Depreciation expense was $47,702 and $0 for the six months ended June 30, 2024 and 2023 respectively.

NV REIT, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023

NOTE 5: LOANS, NET

In May 2022, Williams refinanced a $2.8M loan originally taken in April 2021 for the purchase of the Mesa, Arizona property, securing a new loan amount of $2,850,000. This loan is secured by the real estate property of Venture on Williams, maturing on May 15, 2032, and requires monthly principal and interest payments starting at $13,406, with incremental increases according to predefined rates each year. The initial interest rate is set at 3.810% per annum, which is subject to annual adjustments after five years.

The following is a summary of loans, net:

	June 30,	December 31,
	2024	2023
Principal outstanding	$2,742,808	$2,769,246
Less: unamortized debt discount	(51,718)	(55,091)
	$2,691,090	$2,714,155

During the six months ended June 30, 2024, and 2023, the Company incurred $53,998 and $0, respectively, in interest expense pertaining to the loan.

During the six months ended June 30, 2024, and 2023, the Company amortized $3,373 and $0, respectively, of debt discount, to interest expense. As of June 30, 2024 and December 31, 2023, there was $51,718 and 55,091 in debt discount remaining.

The following is a summary of future annual minimum payments per the loan as of December 31, 2023:

Year Ended December 31,	Beginning Balance	Principal Payment	Ending Balance
2024	$2,742,808	26,438	$2,716,370
2025	2,716,370	52,086	2,664,284
2026	2,664,284	52,086	2,612,198
2027	2,612,198	52,086	2,560,111
2028	2,560,111	52,086	2,508,025
Thereafter	$2,508,025	$2,508,025	$-

NOTE 6: MEMBERS’ EQUITY

The Company is managed by Neighborhood Ventures Inc., a Delaware corporation and managing member of the Company (“Neighborhood Venture” or the “Manager”). The Manager shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters, to execute any contracts or other instruments on behalf of the Company, and to perform any and all other acts or activities customary or incidental to the management of the Company’s business.

The limited liability company interests of the Company are denominated by 20,000,000 shares, consisting of 1,000,000 common shares and 19,000,000 investor shares. Of the investor shares, 750,000 have been designated as Class A investor shares. Class A investor shares do not have voting rights. The Manager owns all of the common shares. The Manager has not contributed any capital to the Company. Each investor member will contribute to the capital of the Company the amount specified in their respective investment agreement.

During the six months ended June 30, 2024, the Company issued 4,237 Class A investor shares for proceeds of $434,275 and redeemed 190 Class A shares for $19,000.

NV REIT, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023

Distributions of ordinary operating cash flow will be in the following order of priority:

●	First, investors will receive all the operating cash flow until they have received a 6% cumulative, non-compounded annual return on their invested capital (“Preferred Return”)

●	Second, any remaining operating cash flow will be distributed 80% to the investors on a pro rata basis, and 20% to the owner of the common shares.

Distributions of the net proceeds from capital transactions will be made in the following order or priority:

●	First, investors will receive all the net proceeds until they have received their entire Preferred Return.

●	Second, investors will receive any remaining net proceeds to return an allocable portion of the capital they invested.

●	Third, any remaining net proceeds will be distributed 80% to the investors on a pro rata basis, and 20% to the owner of the common shares.

During the six months ended June 30, 2024, the Company made preferred distributions totaling $54,858.

The Manager has the authority to divide the investor shares into one or more classes by adopting one or more authorizing resolutions. The Manager may establish, with respect to each class of investor shares, its voting powers, conversion rights or obligations, redemption rights or obligations, preferences as to distributions, and other matters. The Manager may, at any time, cause the Company to purchase all of any portion of the investor shares owned by a member the Manager determines that all or any portion of the assets of the Company would, in the absence of such purchase, more likely than not be treated as “plan assets .” Furthermore, the Manager may, at any time, cause the Company to purchase all or any portion of the investor shares owned by a member if the Manager determines that such purchase would be beneficial in allowing the Company to retain its status as a REIT. The Manager may cause the Company to purchase investor shares for other bona fide business reasons.

Unless otherwise agreed in writing between the selling investor and the buyer, the price of Class A investor share purchased and sold shall be the amount the investor would have received with respect to such Class A investor share had the net asset value been distributed in compete liquidation of the Company, less the following discount:

The Discount
Redemption Availability for the Following Years:	Shall be:
No redemptions can be made in 2023.	-
Redemptions made in 2024.	3%
Redemptions made in 2025.	2%
Redemptions made in 2026 and forward.	1%

The Manager may, in its sole discretion, make and pay distributions to members, subject to the terms of any authorizing resolutions on preferred shares. There is no guaranty that the Company will be able to make any distributions, even to return capital to investors. In determining the amount and timing of distributions, the Manager may take into account the following items of income and expense, including net rental income from properties owned by the Company, net proceeds from the sale or refinancing of property, debt service on indebtedness of the Company, capital expenditures of the Company, fees paid to the Manager and its affiliates, fees paid to third parties and all of the operating expenses of the Company.

The Manager may, but shall not be required to, lend money to the Company in the Manager’s sole discretion.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NV REIT, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023

NOTE 7: RELATED PARTY TRANSACTIONS

The Manager shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters, to execute any contracts or other instruments on behalf of the Company, and to perform any and all other acts or activities customary or incidental to the management of the Company’s business. The Company and the Manager intend to enter into a management services agreement setting forth some of the duties and responsibilities of the Manager. However, that agreement shall not limit the powers of the Manager.

The Company may retain the Manager whereby the Manager will receive fees and expense reimbursements for services relating to the Company’s offering, investment management, and management of properties.

The Manager will be entitled to annual asset management fee equal to 2% of the aggregate capital accounts of the members.

Where the Company owns property directly or is the sole owner of an entity that owns property, the Manager will receive an acquisition fee equal to 2% of the total purchase price of each property.

Where the Company owns property directly or is the sole owner of an entity that owns property, the Manager will receive a disposition fee equal to 0.5% of the total sale price of each property.

The Manager is entitled to receive 20% of all distributions after investors have received a 6% annual, non-compounded return on their invested capital and, in the case of distributions from capital transactions, a return of their capital.

Costs and expenses incurred by the Manager on behalf of the Company or its subsidiaries shall be reimbursed in cash monthly to the Manager within five business days of receipt by the Company from the Manager of a statement of such costs and expenses. Cost and expense reimbursement to the Manager shall be subject to adjustment at the end of each calendar year in connection with the annual audit of the Company.

The Company also expects the following transactions with related parties:

●	The Company expects to pay ABI Multifamily a 3-5% commission on the gross sales price of each real estate transaction. John Kobierowski, a related party to the Company, is the co-founder and Senior Managing Partner of ABI Multifamily.

●	The Company expects to pay Effortless VR LLC a 20-30% commission on any short-term rental income. The Manager is a significant shareholder of Effortless VR LLC.

●	On November 29, 2023, Venture on Williams entered into a property management agreement with Venture Residences LLC, a related party, and replaced Sundial Real Estate (a third party PM servicer)

During the six months ended June 30, 2024 and 2023, the Company incurred management fees totaling $29,760 and 15,610 respectively, which was paid to a related party.

As of June 30, 2024, amounts owed to Neighborhood Ventures, LLC and Neighborhood Ventures, Inc. $124,473 and $60,575 respectively. As of December 31, 2023, amounts owed to Neighborhood Ventures, LLC and Neighborhood Ventures, Inc. $260,751 and $46,412. The nature of these amounts include management fees, expenses paid on the Company’s behalf and advances from related parties. The amounts are unsecured, due on demand, and non-interest bearing.

Refer to Note 2 for the discussion of the Project Entity.

NV REIT, LLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023

NOTE 8: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. The Company adopted this new standard effective at its inception date.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. The Company adopted the ASU upon inception and it did not have any effect on the consolidated financial statements.

In June 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). This standard establishes an impairment model (known as the current expected credit loss (“CECL”) model) that is based on expected losses rather than incurred losses. Under the new guidance, an entity recognizes as an allowance its estimate of expected credit losses, which is intended to result in a timelier recognition of losses. Under the CECL model, entities will estimate credit losses over the entire contractual term of the instrument (considering estimated prepayments, but not expected extensions or modifications) from the date of initial recognition of the financial instrument. Measurement of expected credit losses are to be based on relevant forecasts that affect collectability. The scope of financial assets within the CECL methodology is broad and includes trade receivables from certain revenue transactions and certain off-balance sheet credit exposures. Different components of the guidance require modified retrospective or prospective adoption.

In April 2019, the FASB issued ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments-Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, which amends and clarifies several provisions of Topic 326. In May 2019, the FASB issued ASU 2019-05, Financial Instruments-Credit Losses (Topic 326): Targeted Transition Relief, which amends Topic 326 to allow the fair value option to be elected for certain financial instruments upon adoption. ASU 2019-10 extended the effective date of ASU 2016-13 until December 15, 2022. The Company adopted this new guidance, including the subsequent updates to Topic 326, on January 1, 2023 and the adoption did not have a material impact on the Company’s consolidated financial statements and related disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 9: COMMITMENTS AND CONTINGENCIES

The Company and each Series may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

NOTE 10: SUBSEQUENT EVENTS

Management has evaluated all subsequent events through September 11, 2024, the date the consolidated financial statements were available to be issued.

Item 4

Exhibits

Exhibit 1A-2A	Certificate of Formation of the Company*
Exhibit 1A-2B	Limited Liability Company Agreement dated September 9, 2022.*
Exhibit 1A-2C	Second Amended and Restated Authorizing Resolution dated July 17, 2024.*
Exhibit 1A-2D	First Amendment to LLC Agreement*
Exhibit 1A-6A	Form of Investment Agreement.*
Exhibit 1A-6B	Management Services Agreement dated 6.28.24.*

*	All Exhibits are incorporated by reference to those previously filed.

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NV REIT LLC

By:	/s/ Jamison Manwaring
Jamison Manwaring,
Chief Executive Officer

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed by the following persons in the capacities and on the dates indicated.

/s/ Jamison Manwaring
Jamison Manwaring,
Co-Founder and Chief Executive Officer of Neighborhood Ventures, Inc
September 30, 2024